Chart Industries, Inc. One Infinity Corporate Centre Drive, Suite 300 Garfield Heights, Ohio 44125 Phone: 440-753-1490 Fax: 440-753-1491 www.chartindustries.com

March 27, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-0405
Mail Stop 4631

Attention:	Mr. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction

Re:	Chart Industries, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed February 23, 2017
File No. 1-11442

Dear Mr. Cash:

Chart Industries, Inc., a Delaware corporation (“we,” “our,” or the “Company”), is providing the following response to the comment letter the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated March 21, 2017. For ease of reference, we have repeated your comment in italics, followed by our response.

Form 10-K for the Year Ended December 31, 2016
Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 31

1.
We note that your allowance for doubtful accounts increased from $7.0 million at December 31, 2015 to $10.2 million at December 31, 2016 while your accounts receivable decreased by 22%. We also note that you disclose in your 4Q16 earnings release and earnings call that you recorded bad debt expense of approximately $5 million related to receivables in China in light of the economic environment and collection challenges as well as the commonly extended payment cycles in China. Please expand MD&A and Risk Factors in future filings to discuss all known material trends, events or uncertainty that have had or are reasonably expected to have a material impact on your financial condition and results of operation. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Response: We note the Staff’s comment and confirm that in future filings we will discuss all known material trends, events or uncertainty which have had or are reasonably expected to have a material impact on the financial condition and results of operations of the Company in our MD&A and Risk Factors, as appropriate.

Securities and Exchange Commission
March 31, 2017

If you have any questions or further comments, please contact me by phone at (770) 721-7739 or by email at jillian.evanko@chartindustries.com.

Sincerely,

/s/ Jillian C. Evanko

Jillian C. Evanko
Chief Financial Officer